Exhibit 99.5

  PricewaterhouseCoopers LLP
  Chartered Accountants
  111 5th Avenue SW, Suite 3100
  Calgary, Alberta
  Canada T2P 5L3
  Telephone +1 (403) 509 7500
  Facsimile +1 (403) 781 1825

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2007; and (ii) the incorporation by reference in registration statements on Form F-9 (File Nos. 333-133648, 333-133648-01 and 333-137182); and (iii) the incorporation by reference in registration statements on Form S-8 (File Nos. 333-124218, 333-13956, 333-85598 and 333-140856), of our audit report dated February 21, 2008, relating to the Consolidated Financial Statements for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of EnCana Corporation as of December 31, 2007.

Chartered Accountants
Calgary, AB
February 22, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.